[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 2, 2016

VIA EMAIL AND EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Starz Amendment No. 1 to Schedule 13E-3

Filed October 28, 2016 by Starz, Lions Gate Entertainment Corp.,

Orion Arm Acquisition Inc., and Dr. John C. Malone

File No. 005-86413

Lions Gate Entertainment Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed October 28, 2016

File No. 333-212792

Dear Mr. McWilliams:

On behalf of Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-212792) filed with the Commission on October 28, 2016 (the “Registration Statement”) and Amendment No. 1 to the Schedule 13E-3 (File No. 005-86413) filed by Starz, the Company, Orion Arm Acquisition Inc., a wholly owned subsidiary of the Company (“Merger Sub”), and Dr. Malone with the Commission on October 28, 2016 (the “Schedule 13E-3”), set forth in your letter dated November 1, 2016 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of each comment from the Comment Letter is set forth below in bold, followed by the Company’s response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Registration Statement.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 4”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 4 marked to show the changes made to the Registration Statement as filed on October 28, 2016. In connection with this letter, Starz, the Company, Merger Sub and Dr. Malone are also filing an amendment to the Schedule 13E-3 (“Amendment No. 2 to the Schedule 13E-3”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 2 to the Schedule 13E-3 marked to show the changes made to the Schedule 13E-3 as filed on October 28, 2016.

Page numbers referenced in the responses refer to page numbers in Amendment No. 4, unless otherwise indicated.

Form S-4

Special Factors, page 45

Background of the Merger, page 45

1.	1. We note your response to our prior comment 7. Please either disclose the identity of Company A or describe the nature of Company A’s industry and operations so that stockholders understand the alternative transactions considered and the risks with respect to the receipt of antitrust approval.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on page 46 in the section titled “Special Factors — Background of the Merger.”

Starz’s Purpose and Reasons for the Merger, page 67

2.	We note your disclosure on page 72 that Starz’s board of directors did not consider the previous purchase prices paid by Starz during the past two years or the historical market prices of Starz Series A common stock and Starz Series B common stock as they considered those to be indicative of historical rather than current values. Please

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expand the discussion to explain why the board chose not to consider the historical values in its determination regarding the fairness of the merger to the unaffiliated stockholders of Starz. Similarly, please expand Lions Gate’s and Merger Sub’s discussion on page 106 and Dr. Malone’s discussion on page 109 of why historical information was not considered.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure on pages 107 and 108 under the caption “Special Factors — Position of Lions Gate and Merger Sub as to the Fairness of the Merger,” the disclosure on page 110 under the caption “Special Factors — Position of Dr. Malone as to the Fairness of the Merger,” and the disclosure on pages 72 and 73 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger.”

3.	We note your disclosure on page 73 that Starz did not consider any firm offers made by any unaffiliated person, except as described in the joint proxy statement/prospectus. Please clarify as to whether Starz received any firm offers besides those described in the heading “Background of the Merger.”

Response:

We respectfully advise the Staff that Starz did not receive any offers (firm or otherwise), other than those described under “Background of the Merger.” In response to the Staff’s comment, Lions Gate has revised the disclosure on page 73 under the caption “Special Factors — Starz’s Purpose and Reasons for the Merger and Other Proposals; Recommendations of the Starz Special Committee and Starz Board of Directors; Fairness of the Merger.”

Opinion of Starz’s Financial Advisors, page 83

Other Presentations by LionTree, page 89

4.	We note your response to our prior comment 15. With respect to the discussion of the June 14, 2016 presentation by LionTree, please summarize the Company A discounted cash flow analysis on slide 29 and the Luna synergies DCF on slide 34 of exhibit (c)(4). With respect to the discussion of the June 20, 2016 presentation, please summarize the Luna DCF on slide 17 and disclose the Company A DCF equity value per share reference range on slide 32 of exhibit (c)(5).

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure beginning on page 90 under the caption “Opinions of Starz’s Financial Advisors—Opinion of LionTree Advisors LLC—Other Presentations by LionTree.”

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Interests of Starz Directors and Executive Officers in the Merger, page 116

Executive Officers, page 117

5.	Please disclose that Scott Macdonald will resign as Chief Financial Officer of Starz on May 1, 2017 and discuss the extent to which he will be entitled to severance and other benefits upon a change in control.

Response:

In response to the Staff’s comment, Lions Gate has revised the disclosure beginning on page 119 under the caption “Interests of Starz Directors and Executive Officers in the Merger.” Lions Gate has also made a conforming change to the disclosure on page 210.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1180 or by email at GSMoodie@wlrk.com.

Sincerely,

/s/ Gordon S. Moodie
Gordon S. Moodie

cc	Wayne Levin, Esq. (Lions Gate Entertainment Corp.)

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